Exhibit 99.3

CONSOLIDATED CAPITALIZATION OF BANK OF MONTREAL

The following table sets forth the consolidated capitalization of the Bank at January 31, 2017.

As at January 31, 2017
(in millions of Canadian dollars)

Subordinated Debt	4,370
Total Equity
Preferred Shares(1)	3,840
Common Shares	12,791
Contributed Surplus	303
Retained Earnings	22,077
Accumulated Other Comprehensive Income	3,446

Total Shareholders’ Equity	42,457
Non-controlling Interest in Subsidiaries	24

Total Equity	42,481

Total Capitalization	46,851

Notes:

(1)	Preferred Shares classified under Shareholders’ Equity consist of Class B Preferred Shares Series 14, 15, 16, 17, 25, 26, 27, 29, 31, 33, 35, 36 and 38. For more information on the classification of Preferred Shares, please refer to Note 8 of the unaudited interim consolidated financial statements of Bank of Montreal for the quarter ended January 31, 2017.